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                                                                  EXHIBIT 99.1

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FOR RELEASE: IMMEDIATELY           CONTACT: ROBERT W. WILLMSCHEN
                                               (708) 468-2002
                                                LARRY RUDNICK
                                               (708) 468-2408

SAFETY-KLEEN CORP. TOPS $50 MILLION IN NET EARNINGS FOR 1994
------------------------------------------------------------

ELGIN, IL, February 10, 1995 -- Donald W. Brinckman, Chairman of Safety-Kleen Corp., announced today that the Company achieved $50.1 million, or $.87 per share, in net earnings for the full year 1994. This represents an increase of 45% over net earnings reported for 1993. This comparison and all of the remaining comparisons to 1993 are before restructuring and special charges recorded in 1993. Fourth quarter 1994 net earnings were $16.7 million, or $.29 per share, an increase of 72% from 1993 net earnings of $9.7 million, or $.17 per share . Revenue for the fourth quarter 1994 increased 3% to $249.0 million. Revenue for the full year 1994 was $791.3 million, down $4.2 million, or 0.5%, from last year. Revenue for the fourth quarter and the year was up 6% and 2%, respectively, excluding the 1993 revenue of product lines and other businesses that were discontinued in 1994.

Revenues from the North American Automotive/Retail Repair Service and the North American Industrial Parts Cleaner Service totaled $351 million for the full year 1994, down 4% from last year. This decline in revenues is primarily due to planned discontinuance of Allied Product sales in 1994 and an increase in the average parts cleaner service interval. Total parts cleaners in service worldwide increased 15,300 units, or 3%, during 1994. This compares to a net decrease of 14,100 units, or 2%, for 1993. The fourth quarter of 1994 showed the largest quarterly gain of the year with a net increase of 6,500 units in service from the end of the third quarter. The improved year-to-year performance is due primarily to a reduction in the turnover rate of existing customers as the Company continued to convert customers to the new cyclonic parts cleaner.

Revenue of the Industrial Fluid Recovery Service grew 13% to $109 million in 1994. However, in the fourth quarter, revenue of this service grew 18% over 1993. The Company increased the number of
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Branch Industrial Managers selling to this market by 17% in 1994 and plans to add another 35% in 1995.

Revenue of the Oil Recovery Service was $118 million in 1994, up 4% from last year. Net income for these operations was approximately $1.5 million in 1994, as compared to a net loss of $1.3 million in 1993.

Revenue of the Company's European operations totaled $85 million, an increase of 7% from 1993. The European operations reported net earnings of approximately $0.8 million, as compared to a net loss of $2.2 million in 1993.

Brinckman said, "The Company is in the process of rolling out its new Imaging Services business. Subsequent to year-end we completed the acquisition of Drew Resources Corp., a California based photochemical equipment and service provider with approximately 2,000 customers. This acquisition, along with the previously announced acquisition of the Boston Recovery Company, should help to accelerate the growth of this new business area for Safety-Kleen. In January, 1995 we also acquired a parts cleaner service business from Sparkle Corp., which should add approximately $5 million of annual revenue. This acquisition confirms our commitment to grow this core business."

"Our operating margin in the current quarter was 13.2% of revenue, up from 8.0% in 1993. For the full year our operating margin increased from 8.9% in 1993 to 12.6% in 1994. These improvements are primarily the result of the restructuring actions begun in the fourth quarter of 1993, and improved pricing in certain of our services in 1994."

Brinckman concluded, "We experienced substantial year-to-year earnings improvements in most of our operations in 1994. The cyclonic parts cleaner has been well received, with almost 103,000 of these units in service at year-end 1994. This has led to renewed growth in units in service in the Automotive/Retail Repair market and increased growth in the Industrial Parts Cleaner market. In
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addition, we are seeing excellent growth in the Industrial Fluid Recovery
Service. We believe that the Imaging Services market offers an exciting new growth opportunity for the Company. Further, our European operations turned profitable in 1995, and we believe these operations should continue to improve in profitability as we increase the customer base in Europe. We believe we are entering 1995 with a good deal of momentum and look forward to continued earnings growth."

Safety-Kleen Corp. is the world's largest recycler of automotive and industrial hazardous and non-hazardous fluids. Safety-Kleen's common stock is traded on the New York Stock Exchange under the trading symbol SK.

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                      CONSOLIDATED STATEMENT OF EARNINGS
                     (thousands, except per share amounts)

                                                -------------------------------------------------------------------
                                                             SIXTEEN                           FIFTY-TWO
                                                           WEEKS ENDED                        WEEKS ENDED
                                                -------------------------------------------------------------------
                                                 Dec. 31, 1994     Jan. 1, 1994     Dec. 31, 1994     Jan. 1, 1994
                                                -------------------------------------------------------------------
Revenue
  North America
    Automotive/Retail Repair Services                  $73,449          $76,354          $237,780         $248,700
                                                -------------------------------------------------------------------
    Industrial Services
      Parts Cleaner                                     34,897           35,538           113,007          116,148
      Fluid Recovery                                    35,402           29,940           109,113           96,792
                                                -------------------------------------------------------------------
      Total Industrial                                  70,299           65,478           222,120          212,940

    Oil Recovery Services                               38,230           33,590           117,815          113,277
    Other                                               39,636           43,158           128,172          141,117
                                                -------------------------------------------------------------------
    Total North America                                221,614          218,580           705,887          716,034

  Europe                                                27,358           23,749            85,380           79,474
                                                -------------------------------------------------------------------
Total Consolidated Revenue                            $248,972         $242,329          $791,267         $795,508
                                                -------------------------------------------------------------------
  Operating costs and expenses                         180,238          186,803           579,509          605,815
  Selling and administrative expenses                   35,828           36,190           112,434          119,037
  Restructuring and special charges                          -          229,000                 -          229,000
                                                -------------------------------------------------------------------
Operating income (loss)                                 32,906         (209,664)           99,324         (158,344)
  Interest income                                          321              200               711              846
  Interest expense                                      (5,330)          (3,585)          (15,209)         (11,111)
                                                -------------------------------------------------------------------
Earnings (loss) before income taxes                     27,897         (213,049)           84,826         (168,609)

Income taxes                                            11,188          (86,772)           34,732          (67,263)
                                                -------------------------------------------------------------------
Net earnings (loss)                                    $16,709        ($126,277)          $50,094        ($101,346)
                                                ===================================================================
Earnings (loss) per common and common
  equivalent share                                       $0.29           ($2.19)            $0.87           ($1.76)
                                                ===================================================================
Average number of common and common
  equivalent shares outstanding                         57,774           57,684            57,741           57,679
                                                ===================================================================
Cash dividends per common share                          $0.09            $0.09             $0.36            $0.36
                                                ===================================================================

-----------------------------
1. The Company recorded restructuring and special charges to operating expense of $229 million ($136 million or $2.36 per share, after tax) in the fourth interim period of 1993. The total includes $179 million of asset write-downs and other charges related to a restructuring program announced in December, 1993, and $50 million for a change in accounting estimate for future environmental remediation costs relating to all operating and previously closed Company sites. The Company also recorded a $1.5 million increase in income tax expense in the third interim period of 1993 to revalue the prior year deferred tax balance primarily due to an increase in the statutory income tax rate in the United States.

2. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.
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                              SAFETY-KLEEN CORP.
                                Key Statistics
             FIFTY-TWO WEEKS ENDED DEC. 31, 1994 AND JAN. 1, 1994


                                                         ---------------------------------------------------------------
                                                                                                                Percent
                                                                    1994              1993            Change     Change
                                                         ===============================================================
Parts Cleaners In Service Qtr. End *
------------------------------------
  Industrial                                                     138,103           127,380            10,723       8.4%
  All Other                                                      448,458           443,846             4,612       1.0%
  Total                                                          586,561           571,226            15,335       2.7%
  Average Service Interval in Weeks                                 7.85              6.50              1.35      20.8%

North America Fluid Recovery Service
------------------------------------
  No. of Drums Collected - QTR.                                  110,682            83,581            27,101      32.4%
  No. of Drums Collected - YTD                                   331,847           263,318            68,529      26.0%

Oil Recovery Service
--------------------
  Used Oil Gallons Collected - QTR.                         38.4 Million      35.0 Million       3.4 Million       9.7%

  Used Oil Gallons Collected - YTD                         124.2 Mil1ion     112.8 Million      11.4 Million      10.1%

  Average Price Per Used Oil Gal. Collected - QTR.
    Branch Collections                                            $0.149            $0.142            $0.007       4.9%
    Bulk/Industrial Collection                                   ($0.099)          ($0.046)          ($0.053)    115.2%
    Total                                                         $0.121            $0.126           ($0.005)     -4.0%

  Average Price Per Used Oil Gal. Collected - YTD
    Branch Collections                                            $0.140            $0.147           ($0.007)     -4.8%
    Bulk/Industrial Collection                                   ($0.083)          ($0.052)          ($0.031)     59.6%
    Total                                                         $0.115            $0.129           ($0.014)    -10.9%

  Avg. US Base Oil Selling Price Per Gallon - QTR.                $0.955            $0.936            $0.019       2.0%
  Avg. US Base Oil Selling Price Per Gallon - YTD                 $0.923            $0.992           ($0.069)     -7.0%
                                                         ---------------------------------------------------------------

* The number of Parts Cleaners does not include those from the acquisition of Sparkle Corporation